Innate Pharma S.A.
17, avenue de Luminy-BP 30191
13009 Marseille, France
January 11, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jimmy McNamara

RE:	Innate Pharma S.A.
Registration Statement on Form F-3 (File No. 333-276164)

Acceleration Request
Requested Date: January 15, 2024
Requested Time: 4:30 p.m. Eastern Time
Ladies and Gentlemen:
In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, Innate Pharma S.A. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on January 15, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.
Please contact Linda Hesse of Jones Day at +33 1 56 59 39 39 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

INNATE PHARMA S.A.

By:	/s/ Hervé Brailly
Hervé Brailly
Interim Chief Executive Officer

cc:	Linda Hesse, Jones Day